EXHIBIT 99.3

BCE INC.

Safe Harbour Notice Concerning
Forward-Looking Statements

February 9, 2012

Safe Harbour Notice Concerning Forward-Looking Statements

In this document, we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means Bell Aliant Inc. and its subsidiaries.

Certain statements made in the presentation entitled “Q4 2011 Results and 2012 Analyst Guidance Call”, dated February 9, 2012, and certain oral statements made by our senior management during Bell’s 2012 analyst guidance call held on February 9, 2012 (Bell’s 2012 Analyst Guidance Call), including, but not limited to, statements relating to BCE’s financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow)1, BCE’s business outlook, objectives, plans and strategic priorities, BCE Inc.’s 2012 annualized common share dividend, common share dividend policy and targeted dividend payout ratios, the expected timing and completion of BCE Inc.’s proposed acquisition of an interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), our planned fibre footprint expansion and Internet Protocol (IP) based television (Bell Fibe TV) and Fourth Generation (4G) long-term evolution (LTE) deployment plans, the remaining capacity under BCE Inc.’s normal course issuer bid and other statements that are not historical facts, are forward-looking statements. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Q4 2011 Results and 2012 Analyst Guidance Call”, or made orally during Bell’s 2012 Analyst Guidance Call, are made as of February 9, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements made in writing in connection with, or orally during, Bell’s 2012 Analyst Guidance Call are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at and for the periods ended on the dates presented, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

1	Refer to footnotes 2 to 5 in Section A.I for a definition of, and other information concerning, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow.

Sections A, B and C of this document contain, respectively, a description of:

  the principal forward-looking statements made by BCE during Bell’s 2012 Analyst Guidance Call;

  the material assumptions made by BCE in developing such principal forward-looking statements; and

  the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in or implied by our principal forward-looking statements.

A.  FORWARD-LOOKING STATEMENTS

I.	2012 FORWARD-LOOKING STATEMENTS

This section outlines the principal elements of financial guidance, prepared under International Financial Reporting Standards (IFRS), provided by BCE for 2012.

Bell

Revenue growth
EBITDA[2] growth
Capital Intensity[3]

BCE Inc.

Adjusted EPS[4]
Free Cash Flow[5]
Annualized common share dividend[6]
Dividend payout ratio – Adjusted EPS
Dividend payout ratio – Free Cash Flow	Guidance for 2012 3% to 5% 2% to 4% <16% Guidance for 2012 $3.13 to $3.18 $2,350 million to $2,500 million $2.17 per share[7] Approximately 69%[8] Approximately 69%[8]

2

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure.

3	Capital Intensity means capital expenditures as a percentage of revenues.
4

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share.

5

The term Free Cash Flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow. We consider Free Cash Flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present Free Cash Flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities.

6	Subject to dividends being declared by the board of directors of BCE Inc.
7	Consistent with BCE Inc.’s common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS.
8	Calculated using the mid-point of 2012 Adjusted EPS and Free Cash Flow guidance ranges.

B.  MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

A number of assumptions were made by BCE in preparing its forward-looking statements for 2012. These material assumptions are outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in or implied by our forward-looking statements.

I.	MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF 2012 FORWARD-LOOKING STATEMENTS

Economic Assumptions

Our 2012 forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed that Canadian gross domestic product (GDP) in 2012 will grow by approximately 2%, compared to 2011, based on the Bank of Canada’s recent estimate.

Market Assumptions

Our 2012 forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

  continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth;

  a softer advertising market expected for Bell Media;

  an ongoing intense level of wireline competition in both consumer and business markets;

  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution; and

  wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

Financial and Operational Assumptions

Our 2012 forward-looking statements are also based on various internal financial and operational assumptions.

Bell

Operational Assumptions

We have made the following internal operational assumptions with respect to Bell for 2012:

  continued network access services (NAS) losses from increasing wireline substitution and continuing aggressive competition;

  continued customer migration to IP-based systems and competitive re-price pressures in our business and wholesale markets;

  Bell Mobility Inc. (Bell Mobility) to maintain its market share of the incumbent wireless postpaid market;

  increased investment in cost of acquisition (COA) and customer retention, as well as the deployment of our wireless LTE network in urban markets while continuing to leverage our wireless high-speed packet access (HSPA+) network and increased distribution in western Canada, to drive an optimal mix of postpaid customers and smartphone devices;

  increased blended wireless average revenue per unit (ARPU) driven by data usage and roaming growth attributable to a higher mix of smartphones and higher-value postpaid customers, offset partly by voice ARPU erosion due to continued aggressive competition;

  the maintenance of relatively stable EBITDA margins;

  continued focus on operating cost reductions and labour efficiency gains across the Bell organization to offset costs related to growth in our Bell Fibe TV subscriber activations and higher wireless customer retention spending;

  increasing EBITDA contribution from growth services and business markets operating performance stabilizing;

  the flow-through of Bell Media’s specialty sports programming rate increases;

  increased investment in broadband infrastructure and fibre expansion and upgrades to support Bell Fibe TV and our Internet services;

  approximately 3.3 million Bell Fibe TV-ready households by the end of 2012; and

  Bell Fibe TV contributing to stronger overall TV subscriber growth, Internet attach rates and triple-play household share.

Financial Assumptions

We have made the following internal financial assumptions with respect to Bell for 2012:

  a pension expense estimate of approximately $90 million, reflecting an estimated accounting discount rate of 5.1% and an expected return on plan assets of 6.75%, comprised of an estimated above EBITDA current service pension cost of approximately $190 million and an estimated below EBITDA net pension finance return of approximately $100 million;

  total pension plan cash funding of approximately $375 million;

  cash taxes of approximately $300 million; and

  net interest paid of approximately $675 million.

BCE Inc.

Financial Assumptions

We have made the following internal financial assumptions with respect to BCE Inc. for 2012:

  a pension expense estimate of approximately $150 million, including approximately $60 million for Bell Aliant, comprised of an estimated above EBITDA current service pension cost of approximately $250 million and an estimated below EBITDA net pension finance return of approximately $100 million;

  depreciation and amortization expense approximately $125 million higher compared to 2011;

  severance, acquisition costs and other of approximately $100 million;

  an effective tax rate of approximately 23%;

  tax adjustments (per share) of approximately $0.10 to $0.15;

  the repayment of $500 million of 2012 long-term debt maturities; and

  an annual common share dividend of $2.17 per share.

C.  MATERIAL RISKS UNDERLYING OUR FORWARD-LOOKING STATEMENTS

This section describes the principal risks that could have a material adverse effect on our financial position, financial performance, cash flows or business. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, including our financial guidance and business outlook disclosed on February 9, 2012 during Bell’s 2012 Analyst Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, competitive, technological, economic, financial, regulatory and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event on our financial position, financial performance, cash flows or business could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows or business.

As a result of BCE Inc.’s strategy of concentrating on Bell’s communications business, BCE Inc.’s financial performance now depends on how well Bell performs financially. Accordingly, the risk factors described below mainly relate to the operations and businesses of Bell Canada and its subsidiaries, joint ventures and associates.

I.	RISKS RELATING TO OUR COMPETITIVE ENVIRONMENT
1.	Introduction

We face intense competition across all business segments and key product lines that could adversely affect our market shares, volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and Voice over Internet Protocol (VoIP), in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.

The degree of competition in all of our markets intensifies as markets mature, new entrants emerge and incumbents respond proactively or reactively with aggressive promotional offers and adjusted strategic brand positioning. Our failure to successfully implement a multi-product strategy that leverages our strengths and partner relationships while addressing areas of relative weakness to establish a winning presence and relationship with customers could have an adverse effect on our business, market position and financial performance.

Competition affects our pricing strategies and could reduce our revenues and lower our profitability. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected. Industry pricing pressure and customer acquisition efforts have intensified across all business segments and key product lines and we expect this trend to continue in the future.

The Canadian Radio-television and Telecommunications Commission (CRTC) regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. The CRTC has determined that competition was sufficient to grant forbearance from price regulation for the vast majority of Bell’s residential and business local telephone service lines in Ontario and Québec.

2.	Wireline

Our main competitors in local and access services are: TELUS Corporation (TELUS), Allstream Enterprise Solutions (a division of MTS Inc.) (Allstream), Primus Telecommunications Canada Inc. (Primus), Bragg Communications Inc. operating under the EastLink trade-name (EastLink) and Vonage Canada Corp. (a subsidiary of Vonage Holdings Corp.) (Vonage) across Canada; Rogers Communications Inc. (Rogers), in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron Ltée (Vidéotron), in Québec; Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec; Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and Yak, a division of Yak Communications (Canada) Corp. which is owned by Globalive Communications Corp., in Ontario.

Our major competitors in long distance services are: Allstream, TELUS, Primus, and Vonage across Canada; dial-around providers, such as Yak and Looney Call, which are divisions of Yak Communications (Canada) Corp., in Ontario; Teleshop Communications Inc. across Canada; Caztel Communications Inc. across Canada; prepaid long distance providers, such as Group of Gold Line and Vonage across Canada; Cogeco Cable, in Ontario and Québec; Rogers, in Ontario,

New Brunswick and Newfoundland and Labrador; EastLink across Canada; and Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

We continue to face cross-platform competition as customers substitute traditional services with new and non-traditional technologies and the rate at which such technology substitution takes place may accelerate. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail resulting, in particular, in an increasing number of households that have ceased using wireline telephone services. Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, many of which started providing services, as well as increased competitive activity from incumbent local exchange carriers (ILECs), could cause technology substitution to further accelerate.

We continue to face significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony is being driven by its inclusion in discounted bundles and is offered by cable operators in most major and mid-sized communities and in small communities as well. In addition, certain cable companies have launched wireless service, allowing them to offer, like Bell, telephone, Internet, wireless and television services and, consequently, enhancing their ability to leverage discounted bundles. There is also a risk that cable companies could respond to competitive pressure with more aggressive pricing on stand-alone products to help retain market share for such products. Accordingly, we expect that competitive pressure from cable companies will continue to intensify, which will increase downward pressure on our market share, especially in the residential market. This could have an adverse effect on our business and financial performance.

There is a risk that adverse changes in certain factors, including, in particular, competitive actions by alternate providers and increased wireless substitution that may result especially from new entrants providing wireless services at lower prices relative to our prices and those of other incumbent wireless service providers, may result in acceleration, beyond our current assumptions, in our rates of NAS erosion. This could have an adverse effect on our financial performance. Furthermore, additional competitive pressure from the adoption of alternative technologies, products and services is making significant inroads into our legacy services, which typically represent our higher-margin business.

Prices for long distance services have been declining since these services were opened to competition. Our long distance services continue to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact of non-traditional services, including e-mail and text messaging, prepaid cards, dial-around services and VoIP, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies that provide certain basic voice and video services free of charge or at low prices using personal computers and broadband connections.

Competition for contracts to supply communications services to business customers is intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. In business markets, packaging local access, wireless, data and IP services has evolved to include professional and managed services, as well as other information technology (IT) services and support formerly available from IT firms only. Both traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services, particularly in the major urban areas. Non-traditional competitors have entered the telecom market space through new products like unified communications and cloud computing. The bundling of traditional telecom services with IT services means Bell faces a more extensive set of competitors from small Internet and niche service providers to global IT hardware, software and business consulting companies.

In Bell Aliant’s residential markets, competition is well established. Local telephone service was offered by EastLink in Nova Scotia and Prince Edward Island beginning in 1999 and 2001, respectively. Since then, the competitive local service market has continued to expand with the introduction of local service competition in New Brunswick and Newfoundland and Labrador, as well as in Ontario and Québec. Bell Aliant’s business markets are also increasingly competitive, with competition continuing to come from VoIP providers, cable television operators and system integrators.

The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to seek to mitigate these declines through cost reductions and by building the business for newer growth services. However, the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if customers who stop using our voice services also cease using our other services, our financial performance could also be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and financial performance.

3.	Wireless

The Canadian wireless telecommunications industry is highly competitive. Competition is based on price, selection of devices, scope of services, technical quality, coverage and capacity of the wireless networks, customer service, breadth of distribution, brand and marketing, as well as the number of wireless operators providing service. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel directly with the two other large incumbent national wireless operators, Rogers (including its subsidiary Fido Solutions Inc.) and TELUS Mobility (a business unit of TELUS), as well as with four new wireless entrants that, as mentioned in more detail below, have launched wireless service after having acquired spectrum in Industry Canada’s AWS spectrum auction that concluded on July 21, 2008. In addition, there are a number of resellers known as mobile virtual network operators that aggressively introduce, price and market their products and services.

Competition is expected to continue to intensify as a result of Industry Canada’s licensing in 2008 of AWS spectrum to ten new facilities-based wireless competitors that each acquired spectrum in separate regions, many of which overlap. Following this acquisition of spectrum, four new entrants have launched wireless service, primarily in major population centres. More specifically, Vidéotron, which launched wireless service on September 9, 2010, provides service in Montréal and other parts of Québec; Globalive Wireless Management Corp. (Globalive) has provided wireless service in Toronto and Calgary since December 2009 and expanded to other large cities in Canada, including Vancouver and Ottawa, during 2010 and to several communities in Southwestern Ontario throughout 2011; Data & Audio Visual Enterprises Wireless Inc. (DAVE) launched wireless service in Toronto in May 2010 and also provides wireless service in Vancouver, Calgary and Edmonton; and Public Mobile Inc. (Public Mobile) has provided wireless service in the Toronto and Montréal areas since May 2010. In addition to Vidéotron, Globalive, DAVE and Public Mobile, spectrum was also awarded to the following entities, or one of their affiliates: Shaw, EastLink, Celluworld Inc., Rich Telecom Corporation, Blue Canada Wireless Inc. and Novus Wireless Inc. We are unaware of declarations of expected launch dates from these entities, except for EastLink which, in August 2011, announced its intention to launch wireless service in Nova Scotia in 2012 and Shaw which announced in September 2011 that it was abandoning its plan to use the acquired AWS spectrum to build a conventional wireless network.

Competition in the Canadian wireless telecommunications industry has significantly intensified, and is expected to continue to intensify, as a result of both incumbents and new entrants becoming increasingly aggressive in their hardware and service pricing and in their marketing and advertising efforts in an attempt to maintain or gain market share. In particular, in order to gain market share, the new entrants’ strategies include price discounting relative to our and other incumbents’ pricing, unlimited rate plans, zone-based pricing as well as increased competition at the distribution level.

They are also pursuing new data content and applications. The incumbents’ and new entrants’ pricing and other strategies could adversely affect our ability to gain new customers and retain existing ones and could require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and financial performance. The incumbents and new entrants could achieve higher market shares than we currently expect particularly as a result of their pricing strategies and focused product offerings.

The level of competitive intensity will also depend on the speed at which new entrants will achieve territorial expansion of their wireless service as well as the timing and scope of launch of wireless service by the remaining potential new entrants that have not yet launched service.

Pressure on our ARPU, costs of acquisition and retention, and EBITDA would likely result if competitors increase subsidies for handsets, particularly for smartphones, which could result in acceleration in our smartphone mix faster than currently anticipated, lower airtime and wireless data prices and offer other incentives to attract new customers. Wireless competition is also expected to continue to intensify due to an increased emphasis on new data plans and multi-product bundles as a result of the ability of certain cable companies to include wireless service in discounted bundles following their acquisition of AWS spectrum and launch of wireless service. This emphasis could also pressure our ARPU and increase churn and costs of acquisition and retention.

We also expect competition to continue to intensify as new technologies, products and services are developed. For example, mobile handsets that bypass wireless service providers’ networks to access the Internet are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless networks may decline, which could adversely affect our wireless revenues.

The wireless telecommunications industry commits significant resources to research and development (R&D). A majority of this work is expended in the refinement of mainstream wireless standardization activities that result in highly successful technology such as HSPA and LTE. Some of this technology is transferable into competing or complementary technology tracks that can be standards-based in the case of wireless fidelity (Wi-Fi) and worldwide interoperability for microwave access (WiMAX) or proprietary vendor-specific solutions. Although these technology tracks have not gained significant revenue market share in Canada, we expect that continued development and refinement of the business model will increase competition.

Our failure to acquire sufficient spectrum in the upcoming auction of spectrum in the 700 MHz band for mobile and fixed wireless service could also adversely affect our competitive position. For more details on such auction and its potential effects, please refer to Risks Relating to Our Regulatory Environment – Radiocommunication Act – 700 MHz Auction.

4.	Internet

We compete with cable companies and Internet service providers (ISPs) to provide high-speed and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us, which could adversely affect our ability to maintain ARPU performance and, consequently, our financial performance. As previously indicated, certain cable companies have launched wireless service enhancing their ability to leverage discounted bundles to retain existing customers and acquire new ones.

We have incurred significant capital expenditures in order to deploy next-generation fibre networks and offer higher Internet speeds. Our failure to make continued investments in our Internet networks enabling us to offer Internet services at higher speeds to our customers as well as our inability to offer a different range of products and services compared to our competitors would adversely affect our ability to compete, the pricing of our products and services and our financial performance. Furthermore, as penetration of the Canadian broadband Internet market reaches higher levels, the possibility to acquire new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors is adversely affected.

Developments in wireless broadband services, for example the ability of LTE based systems to deliver speeds of up to 75 megabits per second (Mbps) and the intention of Industry Canada to auction additional spectrum that is capable of operating LTE technology, may lead to increased wireless broadband substitution and, consequently, increased competition. This could have an adverse effect on the ability of our Internet access services business to acquire or retain subscribers and on its financial performance.

In the high-speed Internet access services market, we compete with large cable companies such as: Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and EastLink nationally.

5.	Video

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set-top box (STB) features, availability of service in the region, price and customer service. Our video services are fully digital and are offered both as an IP-based service (Bell Fibe TV) and as a direct-to-home (DTH) satellite-based service (Bell TV). These services provide unique competitive advantages relative to analogue cable-TV, such as time-shifted programming flexibility, on-screen caller ID and an all-digital broad selection of channels. Bell TV is offered throughout Canada and Bell Fibe TV, an advanced IP-based TV service, is offered in most of Toronto and Montréal neighbourhoods. We also hold broadcasting distribution licences to offer Bell Fibe TV in other major centres in Ontario and Québec. The launch of our Bell Fibe TV service provides us the opportunity to gain market share and enhance our competitive position in core urban markets, starting with the cities of Toronto and Montréal.

Our competitors include Canadian cable companies such as Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, with its cable TV service, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and Shaw with its national Shaw Direct DTH satellite service; and EastLink nationally; and traditional telephone companies such as TELUS, in British Columbia and Alberta, and Allstream, in Manitoba. Most of the cable companies continue to upgrade their networks, operational systems and services, which improves their competitiveness. This could negatively affect our business and financial performance.

In addition to the licensed broadcast distribution undertakings noted above, new unregulated video services and over-the-top (OTT) content offerings, such as Netflix Inc., as well as online channels offered by television networks such as CBC.ca, available over high-speed Internet connections, are competing with traditional television services and changing our traditional business models. The increased adoption of these alternative TV or OTT video services by customers is driven in part by evolving technology, changing demographics and viewing preferences. Strategies adopted by the new wireless entrants could also accelerate adoption of alternative TV services and customer losses. In addition, increased speed and bandwidth of networks create platforms for new competition and product substitution. There can be no certainty that we will be able to recuperate investments made to upgrade networks in light of such new competition and product substitution. The continued growth and adoption by customers of these alternative TV services, such as through the adoption of mobile television and OTT video services, could negatively affect our business and financial performance.

We continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in several legal actions against those who are selling U.S. DTH satellite television equipment in Canada. This illegal competition could have an adverse effect on our business and financial performance.

6.	Wholesale

The main competitors in our wholesale business include both traditional and emerging carriers. Traditional competitors include Allstream and TELUS across Canada, both of which may wholesale some or all of the same products and services as Bell. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic competitive local exchange carriers (CLECs) and U.S. and International-based carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP and Ethernet/IP is continuing to increase pressure on some legacy product lines.

7.	Television and Radio Broadcasting

Bell Media’s television and radio broadcasting businesses and the advertising markets in which they operate are highly competitive. Bell Media’s ability to compete successfully depends on a number of factors, including its ability to secure popular television programs at cost-effective prices and to achieve high distribution levels. The financial success of Bell Media’s television and radio broadcasting operations depends on obtaining revenues from advertising. In the case of Bell Media’s specialty television business, a substantial portion of its revenues also arises from subscription fees derived from contractual arrangements with distributors. As a result of increased competition in the specialty television market, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

Bell Media’s conventional and specialty television services compete principally for viewers and advertisers with other Canadian television stations that broadcast in their local markets, specialty channels and with other distant Canadian signals and U.S. border stations. The CRTC has substantially increased the number of specialty television licences which has further increased competitive activity. Internet-based information and entertainment services, video downloading and DVD rentals also represent competition for share of viewership.

Bell Media’s radio stations compete with the other radio stations in their respective markets as well as with other media, such as newspapers, magazines, television, outdoor advertising and the Internet. Competition within the radio broadcasting industry occurs primarily in discrete market areas among individual stations. On a national level, Bell Media competes generally with other large radio operators that also own and operate radio station clusters in various markets across Canada. New technologies, such as on-line music information services, music downloading, portable devices that store and play digital music and on-line music streaming services, provide competition for Bell Media radio stations’ audience share.

The level of competitive activity in the television and radio broadcasting industries could have an adverse impact on the level of audience acceptance for Bell Media’s television programs, specialty television channels and radio stations, which in turn could have an adverse impact on revenues generated from advertising and subscription fees.

II.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT

This section describes the legislation that governs our businesses, and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada and Bell Aliant Regional Communications Inc. and several of their direct and indirect subsidiaries, including Bell Mobility, Bell TV, Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP), NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel Inc. (Northwestel), are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act or the Bell Canada Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada the power to give general direction to the CRTC on any of these objectives. It applies to several of the BCE companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant LP, NorthernTel, Northwestel and Télébec.

Under the Telecommunications Act, all facilities-based telecommunications service providers providing telecommunications services in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forbone from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. TCCs must also meet certain Canadian ownership requirements. BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Key Telecommunications Issues

This section describes key regulatory issues which are being, or have been, addressed and that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

INDUSTRY CANADA CONSULTATION ON REFORM OF CANADA’S TELECOMMUNICATIONS FOREIGN OWNERSHIP RULES

Following through on a commitment that the federal government made in its March 2010 Speech from the Throne, in June 2010, Industry Canada issued a consultation paper entitled Opening Canada’s Doors to Foreign Investment in Telecommunications: Options for Reform. The consultation paper sought public comments on proposals to reform Canada’s foreign ownership and control restrictions that currently apply to TCCs, including Bell Canada and Bell Mobility and many of their competitors. The Industry Canada consultation paper proposed three foreign ownership reform options for comment. Option 1 would raise the allowable non-Canadian voting share limits up to 49% for both TCCs and broadcasting licensees (including broadcast distribution undertakings) while retaining the current requirement for control in fact by Canadians. Option 2 would repeal the foreign ownership and control restrictions for TCCs which account for 10% or less of the annual Canadian telecommunications revenues (the existing rules for broadcasting licensees, including broadcast distribution undertakings, would be unchanged). Option 3 would repeal the above rules for all TCCs, regardless of their share of annual Canadian telecommunications revenues, but retain the existing rules for broadcasting licensees, including broadcast distribution undertakings. Removing or easing the limits on foreign ownership for TCCs could result in more foreign companies entering the Canadian market. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Furthermore, the adoption of any rule that disadvantages incumbent carriers or carriers that are both broadcasting licensees and TCCs, such as Bell Canada, would place us at a disadvantage relative to some of our competitors including as it relates to access to, and cost of, capital.

CRTC APPROVAL OF WHOLESALE CAPACITY-BASED BILLING

CRTC regulation requires primary ISPs to provide wholesale access to certain of their fixed wireline broadband networks to independent ISPs, at a regulated wholesale rate. On November 15, 2011, the CRTC issued a usage-based billing (UBB) decision following almost three years of process. This latest decision lowers the monthly access rates that a primary ISP (such as Bell Canada and Bell Aliant LP) that chooses to have a wholesale UBB model may charge to independent ISPs but also approves a “capacity-based” usage charge (or “capacity-based billing” / “CBB”) that requires independent ISPs to buy network capacity to accommodate the bandwidth usage of their end-users on the primary ISP’s network. The decision also substantially lowers certain cable carriers’ wholesale rates as compared to incumbent local exchange carriers’ rates. The lower monthly access rates and lower cable carrier rates may negatively impact our wholesale revenues.

CRTC REVIEW OF NETWORK INTERCONNECTION REGIMES

On January 19, 2012, the CRTC issued Telecom Regulatory Policy CRTC 2012-24, which updated the local, wireless, and toll network interconnection regulatory regimes. The CRTC established a set of principles to facilitate IP voice network interconnections between network operators while allowing market forces to shape the details of the arrangements. With respect to more traditional, non-IP voice interconnection arrangements, the CRTC largely maintained the existing regime though it has allowed participants to negotiate off-tariff agreements. The CRTC has also made it easier for wireless providers to move from the wireless regime to that applicable to local carriers if they so choose. Although it is not known at this time what impact the decision will have on Bell Canada, Bell Aliant LP, Bell Mobility and Télébec, the flexibility provided by this decision should be favourable to BCE.

Broadcasting Act

The Broadcasting Act defines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership requirements to obtain a broadcasting or a broadcasting distribution licence and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose requirements, including the payment of certain benefits to the broadcasting system, as a condition of the transfer.

Bell TV’s television distribution business and Bell Media’s television and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to or the adoption of new regulations, or amendments to licences could negatively affect Bell TV or Bell Media’s competitive positions or the cost of providing services.

Bell TV Licences

The licence under which we offer DTH satellite TV service expires on February 29, 2012. The licences under which we offer Bell Fibe TV service throughout Ontario and Québec expire on August 31, 2018. While we expect these licences will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.

Canadian Broadcasting in New Media

In 2009, the CRTC conducted a hearing to consider issues pertaining to Canadian broadcasting in new media. One proposal under consideration was the requirement for direct financial contribution to fund the creation and promotion of Canadian new media broadcasting content from ISPs like Bell Canada. Although the CRTC, in Broadcasting Regulatory Policy CRTC 2009-329, dated June 4, 2009, ruled against imposing such measures, it also referred to the Federal Court of Appeal the legal question of whether ISPs are subject to the Broadcasting Act and therefore subject to broadcasting regulation. The Federal Court of Appeal ruled on July 7, 2010 that ISPs “do not carry on, in whole or in part, ‘broadcasting undertakings’ subject to the Broadcasting Act when, in their role as ISPs, they provide access through the Internet to ‘broadcasting’ requested by end-users.” The issue is now being considered by the Supreme Court of Canada. If the Supreme Court were to reverse the Federal Court of Appeal’s decision and in so doing determine that ISPs do carry on a broadcasting undertaking when in their role as ISPs they provide access through the Internet to broadcasting, this would give the CRTC the jurisdiction to impose a levy on ISP revenues, which funds could be used (in whole or in part) to subsidize the creation and promotion of Canadian new media broadcasting content.

Proceeding to Review Over-the-Top (OTT) Programming Services

On May 25, 2011, the CRTC initiated a fact-finding exercise aimed at better understanding the impact OTT programming (programming delivered via Internet) will have on the Canadian broadcasting system (Broadcasting and Telecom Notice of Consultation 2011-344) and whether changes are necessary with regard to the regulation of either OTT programming or traditional regulated broadcasting distribution undertakings (BDUs). This exercise was intended to inform whether changes should be explored to the current regulatory framework which largely exempts new media broadcasting undertakings (online broadcasters) from regulation. New media broadcasting undertakings, both foreign and domestic, are currently exempt from broadcasting regulation pursuant to the CRTC’s new media exemption order while conventional programmers and distributors, like Bell Media and Bell TV, continue to have regulatory obligations under the Broadcasting Act and regulations.

On October 5, 2011, the CRTC announced that its fact-finding exercise produced inconclusive results and that it will not, at this time, consider a general review of the current regulatory framework which applies to new media broadcasting undertakings. However, the CRTC will continue to monitor the evolving communications environment. OTT programming was the focus of its annual consultation with the broadcasting industry in November 2011 and another fact-finding exercise will be held in May 2012 to re-assess the impact OTT programming is having on the Canadian broadcasting system. If no further action is taken by the CRTC, OTT providers who compete with traditional broadcasters will continue to be able to do so without making similar contributions to Canadian program creation and presentation, thus benefitting from an asymmetrical regulatory environment.

Proceeding to Review the Regulatory Framework Relating to Vertical Integration

On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601, announcing its new policy framework relating to “vertical integration” and concerns that vertically integrated entities, i.e. entities who own both programming and distribution services, have the potential to behave in an anti-competitive manner, to the detriment of the Canadian broadcasting industry. The CRTC vertical integration policy announces a number of new regulatory measures and follow-up proceedings intended to guard against what the CRTC considers is the heightened risk of anti-competitive or unfair conduct that potentially could arise as a result of vertical integration.

The following are some of the key changes announced in the CRTC’s new vertical integration policy:

  the policy prohibits the offering of programming designed primarily for conventional television, specialty or video-on-demand services on an exclusive or otherwise preferential basis in a manner that is dependent on the subscription to a specific mobile or retail Internet access service. This new policy applies to vertically integrated and non-vertically integrated entities;

  the CRTC created a new “no-head start” rule. This means that when an entity launches a newly licensed specialty or pay TV programming service, that programmer must make the service available to any distributor wanting to carry it, even if no distribution agreement has yet been reached;

  the CRTC adopted a new “Code of Conduct” which sets guidelines designed to govern commercial relationships between programmers and distributors;

  the CRTC also adopted a “stand still rule” which, in the event of disputes between programmers and distributors, effectively freezes in place affiliation agreements (that is, agreements that outline the rates, terms and conditions relating to both programming rights and carriage) between them while the dispute is being resolved.

The new vertical integration policy will restrict BCE’s flexibility in negotiating commercial arrangements with its partners, suppliers and distributors for access to, and the supply of, traditional and new media programming content.

Value For Signal

In Broadcasting Regulatory Policy CRTC 2010-167, the CRTC announced its intention to implement a regime where conventional television broadcasters can choose to either retain their existing regulatory protections or negotiate a value-for-signal (VFS) fee with distributors. Under the proposed regime, if broadcasters choose to negotiate a VFS fee, and negotiations fail, they would have the right to require the distributor to delete any conventional signals they own and for which they have the exhibition rights. The CRTC also concluded that there was a legal uncertainty as to whether it had the jurisdiction to impose a VFS regime and referred the question of its jurisdiction in this area to the Federal Court of Appeal which ruled that the CRTC does have jurisdiction. This matter is currently being considered by the Supreme Court of Canada. If an appeal is successful, and VFS were not implemented, Bell Media would lose the ability to obtain an additional revenue stream beyond advertising to compensate it for the value of its conventional TV signals.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radio communication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must also meet the same ownership requirements that apply to companies under the Telecommunications Act.

Companies must have a spectrum licence to operate wireless systems in Canada. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

Consultation on the Renewal of Cellular and PCS Spectrum Licences

As a result of a March 2011 Industry Canada decision, the licences under which we provide service, which would have expired on March 31, 2011, will now expire on March 31, 2031. The personal communications services (PCS) licences that were awarded in the 2001 PCS auction, which would have expired on November 29, 2011, also have been renewed to 2031. While Industry Canada had proposed to eliminate the condition of license requiring licensees to spend 2% of their revenues on research and development, it has deferred its decision regarding this item to a future date. Industry Canada had also proposed to review the level of the current annual licence fees within this process. Pursuant to the decision that licence fees will apply to all renewed licences, including those acquired through spectrum auctions subsequent to the initial term, the current fee of $0.035 per MHz per population will be maintained at its current level.

Decisions and Consultation on Transition to Broadband Radio Service in the 2500-2690 MHz Band

On February 10, 2011, Industry Canada issued its Decisions on a Band Plan for Broadband Radio Service (BRS) and Consultation on a Policy and Technical Framework to License Spectrum in the Band 2500–2690 MHz document. The consultation is the next phase in Industry Canada’s 2500 MHz policy issued in 2006, which enables use of the Inukshuk Wireless Inc. spectrum for mobile services. The document is comprised of two parts: Part A – Decisions and Part B – Consultation.

In Part A, Industry Canada issued decisions on the Band Plan (addressing issues such as adoption of the International Telecommunications Union Band Plan, returned spectrum, alternate incumbent mapping, non-Frequency Division Duplex systems operating in paired blocks, Time Division Duplex systems in unpaired blocks, use of the restricted bands and the 2595/2596 MHz boundary) and the mapping of incumbents into the 2500 MHz band.

In Part B, Industry Canada is consulting on Spectrum Packaging for Licensing (including block and tier sizes) and competition issues (including spectrum caps and set-asides as well as services in rural areas). Responses to the consultation were due by April 19, 2011 and reply comments on May 16, 2011. At this point in time, it is not possible to estimate the impact that Industry Canada’s conclusions will have on our operations and financial performance.

700 MHz Auction

Industry Canada will likely auction spectrum in the 700 MHz band for mobile and fixed wireless service in 2013. In November 2010, Industry Canada initiated its initial consultation leading toward this auction. Among other things the consultation asked whether measures are required to increase and/or sustain competition in Canada’s wireless market and whether the use of spectrum set-asides and/or spectrum caps would be in the public interest. Given that there is half as much 700 MHz spectrum available to be auctioned compared to the amount of AWS spectrum auctioned in 2008, either one of these measures could have an adverse impact on and limit Bell’s ability to acquire spectrum in the auction and thereby roll out a national LTE network offering service to urban areas and small and rural communities.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of its business, the CRTC must also approve the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities.

III.	GENERAL RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

1.   Adverse economic conditions, adverse conditions in the financial markets and the level of retail and commercial activity could have a negative impact on demand for our products and services, potentially reducing revenues and profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets and the level of retail and commercial activity could have a negative impact on demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our revenues and profitability and reduce cash flows from operations. Such conditions could also negatively affect the financial position and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our financial performance.

A large part of Bell Media’s revenue from its television and radio broadcasting businesses is derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. An economic downturn tends to make it more difficult for Bell Media to maintain or increase advertising revenues. Certain advertisers have historically been sensitive to general economic cycles and, as a result, Bell Media’s business and financial performance could be negatively affected by a downturn in the economy or a recession.

Our operational and financial objectives for 2012 may not be achieved should actual economic growth be slower than currently anticipated.

2.   Failure to achieve our strategic imperatives could have an adverse impact on our business, financial performance and growth prospects.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution against our five strategic imperatives. On February 9, 2012, BCE announced a sixth strategic imperative, expand media leadership, reflecting BCE’s acquisition of CTV Inc. and the creation of the new Bell Media segment.

Executing against these imperatives requires shifts in employee skills, investing capital to implement our strategies and operating priorities, as well as targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our strategic imperatives, which could have an adverse effect on our business, financial performance and growth prospects.

Our strategies require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs while containing our capital expenditures. Our objectives for targeted cost reductions continue to be aggressive and there is no assurance that we will be successful in reducing costs, especially because on an ongoing basis, incremental cost savings are more difficult to achieve. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.

Improved customer service and an enhanced perception of Bell’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. There is a risk that we will not be able to retain existing or acquire new customers if our products, services and service experience do not meet customer expectations. There is also a risk that the increasing complexity of our networks could hinder the effective management of our services and networks, which could adversely affect service levels. In particular, our new Bell Fibe TV service delivery platform is built upon a large number of complex sub-systems working together. The increased complexity could hinder our ability to efficiently manage and deliver the service to our customers and thus increase our costs of providing the service. Furthermore, the increasing number of smartphone users could require more support from our customer contact centres than currently anticipated, which could have an adverse effect on customer service and on our costs of providing such service.

Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions. There is a risk that customer service improvements will not be achieved or that, even if achieved, they will not necessarily translate into an enhanced public perception of Bell’s service offerings, the achievement of customer retention objectives or increased revenues. There is also a risk that customer service improvements will be more costly to implement than currently anticipated, which could adversely affect our financial performance. Finally, there is a risk that customer operations initiatives that we may implement will fail to reduce call volumes which could lead to increased costs or reduced service levels resulting in lower customer satisfaction.

If we are unable to achieve any or all of our strategic imperatives, our business and financial performance could be adversely affected.

3.   We need to anticipate technological change and invest in or develop new technologies, products and services that will gain market acceptance. If we are unable to upgrade our networks, launch new technologies, products and services on a timely basis that gain market acceptance or if regulation expands to delay newer technologies, our business and financial performance may be adversely affected.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Rapid technology evolution brings new service opportunities through transformational change or redeployment of existing infrastructure to new applications on an almost continuous basis. We must constantly secure and protect the relevance of our services and products and position in the value chain as market expectations evolve while opportunities to extract value from our networks are challenged by changes such as the proliferation of cheaper IP-based communication, OTT delivery mechanisms, the influence of global brands such as Apple and Google and the introduction of cloud services. Investment in our networks and in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services that will gain market acceptance are critical to increasing the number of our subscribers and achieving our financial performance objectives.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than initially expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulation could be expanded to apply to newer technologies which could delay our launch of new services.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline and could result in shorter estimated useful lives for existing technologies which could increase depreciation expense. In addition, the construction and deployment of networks require the issuance of municipal consents for the installation of network equipment on municipal property. There is no assurance that such municipal consents will be issued or that they will be issued in time to meet our expected deployment schedules. Our failure to upgrade our networks and to successfully develop, implement and market in a reasonable time new technologies, products, services or enhancements that gain market acceptance could have an adverse effect on our business and financial performance.

4.   Our failure to maintain network operating performance could have an adverse effect on our reputation, business and financial performance.

Our residential and business customers require constant availability and reliable speed from our wireline, wireless and satellite networks they depend on. Our inability to provide reliable functional services or our failure to design processes and redundancies that ensure the highest standards of performance associated with our brand in the context of increasing customer demand or our failure to establish response strategies and protocols to maintain service availability and consistency in the event of disastrous events, could have an adverse effect on our reputation, business and financial performance.

In particular, the demand for video and other bandwidth-intensive applications on the Internet as well as the volume of wireless data-driven traffic have been growing at unprecedented rates. It is expected that growth in such demand and traffic will further accelerate especially due, in the case of wireless data-driven traffic, to the increasing adoption of smartphones and other mobile devices such as tablets. Such rapid growth could drive capacity pressures on our Internet and wireless networks. Consequently, we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion on our Internet and wireless networks beyond those expenditures already anticipated by our subscriber and traffic planning forecasts. We may not be able to recover these costs from customers due to competitors’ short-term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing demand, through paced fibre and equipment deployment, traffic management and rate plan changes could be unsuccessful and/or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and financial performance.

5.   Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities, IT systems, software and other assets.

Our operations depend on how well we protect our wireline, wireless and satellite networks (including transport facilities, communication switches, routers, microwave links, cell sites or other equipment), facilities, IT systems, software, electronic and physical records of business and other assets, and the information stored in our data centres, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber attacks (including hacking, computer viruses or other breaches of networks or IT security), disabling devices, acts of war or terrorism, sabotage, vandalism and other events. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Our operations also depend on the timely replacement, maintenance or upgrade of our networks, equipment, facilities, IT systems, software and other assets. Any of the above-mentioned events, as well as the failure to complete these planned replacements, maintenance or upgrades due to factors beyond our control, could disrupt our operations (including as a result of network failures, billing errors and delays in customer service), require significant resources, result in significant remediation costs, result in a loss of subscribers or impair our ability to attract new subscribers, which in turn could have an adverse effect on our business and financial performance. Our operations also depend on our ability to protect the privacy of customer and employee confidential information stored in our data centres against theft. The theft of such information could adversely affect our reputation and customer relationships and expose us to claims in damages by customers and employees.

6.   Our failure to implement, on a timely basis, and maintain effective IT systems and the complexity and costs of our IT environment could have an adverse effect on our business and financial performance.

We currently have a very large number of highly complex interconnected operational and business support systems that are relevant to most aspects of our operations, including provisioning, network, billing and accounting. We also have various IT systems and process change initiatives that are in progress or are proposed to be implemented. This is typical of incumbent telecommunications service providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next generation services are introduced, they should be designed to work with both legacy and next generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution of systems.

There can be no assurance that any of our proposed IT systems or process change initiatives will be successfully implemented or implemented in accordance with anticipated timelines or that sufficiently skilled resources will be available to complete such initiatives. Our failure to implement, on a timely basis, and maintain effective IT systems, and to create and maintain an effective governance and operating framework which supports the management of a largely outsourced staff, understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements could have an adverse impact on our business and financial performance.

7.   The complexity of our product offerings and pricing plans could have an adverse effect on our business and financial performance.

Our product offerings and related pricing plans are vast and may be complex for customers to evaluate and Bell to manage. We rely on multiple billing systems, marketing databases and a myriad of rate plans, promotions and product offerings which create complexity in our operations and may lead to billing errors and limit our ability to respond quickly to market place changes and drive out costs.

8.   We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may only be available from a limited number of suppliers. We compete globally with other telecommunications service providers for access to critical products and services that are provided by such third-party suppliers. Access to such key products and services on a basis allowing us to meet customer demand is critical to our ability to retain and acquire new customers.

If, at any time, suppliers cannot provide us with critical products or services, including, without limitation, IT services, customer contact centre services, as well as telecommunications equipment, software and maintenance services that comply with evolving telecommunications standards or that are compatible with our equipment, IT systems and software, our business and financial performance could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers or the telecommunications equipment and other products that we use to provide services have manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted; our network development and expansion could be impeded; and our business, strategy and financial performance could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors, including, without limitation, natural disasters (including seismic events and severe weather-related events such as ice, snow or wind storms, flooding, hurricanes, tornadoes and tsunamis), general economic and financial market conditions, the intensity of competitive activity, labour disruptions, availability of and accessibility to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.

In addition, our failure to optimize the supply chain with suppliers and vendors, ensure that effective governance and controls are applied to suppliers and vendors and properly manage the contracting process could adversely affect service delivery as well as our overall business and financial performance.

Our networks are connected with the networks of other telecommunications carriers and suppliers, and we rely on them to deliver some of our services. Temporary or permanent operational failures or service interruptions by these carriers and suppliers due to technical difficulties, strikes or other work disruptions, bankruptcies or other insolvency proceedings, or other events including, but not limited to, those referred to under Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities, IT systems, software and other assets, could have an adverse effect on our networks, services, business and financial performance.

9.   Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations or government tax audits and other tax matters could have an adverse effect on our business and financial performance.

Our business is affected by decisions made by various regulatory agencies, including the CRTC. Decisions of the CRTC may have an adverse effect on our business and financial performance. Decisions of the CRTC can also, within a year of the decision, be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council either of its own volition, or upon petition in writing by third parties filed within 90 days of the CRTC’s decision. The failure on our part to meet the required regulatory standards or positively influence changes in any area affecting our business could result in significant financial, reputational or operational challenges or penalties. In addition, we become involved in various legal proceedings as a part of our business. We have observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons, and the number of class actions filed against us has continuously increased in recent years. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include amendments to Canadian securities laws that introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our financial performance.

We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgement in interpreting tax rules and regulations. Our tax filings are subject to government audits which could result in material changes to the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

Since 2010, consumer protection legislation has been amended in the provinces of Québec and Manitoba and other provinces are contemplating the adoption of similar measures in the upcoming years. These amendments have, until now, introduced new provisions applicable to wireless, wireline, Internet and digital television service contracts relating to verbal and contract disclosures, amendments, renewal, termination and calculation of early cancellation fees. The adoption by governments of these increasingly stringent consumer protection laws may also increase the number of class actions against us. These consumer protection laws have resulted, and are expected to continue to result, in additional costs of providing products and services in the provinces that have adopted such protective measures, and may result in reduced revenues and additional churn.

For a description of the principal regulatory initiatives and proceedings affecting us, see Risks Relating to Our Regulatory Environment. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in BCE Inc.’s annual information form for the year ended December 31, 2010 dated March 10, 2011, as subsequently updated in BCE Inc.’s MD&As for the first, second and third quarters of 2011 dated May 11, 2011, August 3, 2011 and November 2, 2011, respectively.

10.   Ineffective change management could adversely affect our business and our ability to achieve our strategic imperatives.

Corporate restructurings, system replacements and upgrades, process redesigns, and the integration of business units and new business acquisitions must be carefully managed to ensure that we capture the intended benefits from such changes. Ineffective change management may adversely affect our business and negatively impact achievement of our strategic imperatives. There can be no assurance that planned efficiency initiatives will be completed, or that such initiatives, once implemented, will provide the expected benefits or will not have a negative impact on our operations, financial performance, employee engagement or customer service.

11.   We may be required to increase contributions to our employee benefit plans in the future depending on various factors.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, applicable regulations and applicable actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that our pension plans will be able to earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and therefore could also significantly affect our cash funding requirements.

Our expected funding for 2012 is in accordance with the latest pension valuations as of December 31, 2010 filed in June 2011, adjusted to reflect 2011 returns and market conditions at the end of 2011, and takes into account voluntary contributions of $500 million in 2009 and $750 million in each of 2010 and 2011. December 31, 2011 valuation results, to be filed with pension authorities by June 30, 2012, may impact actual funding for 2012.

12. Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and our financial performance. In addition, work disruptions experienced by our third-party suppliers and other telecommunications carriers with which our networks are connected, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and financial performance.

The following collective agreements covering 100 or more employees will expire in 2012:

  the collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada covering approximately 4,585 craft employees will expire on November 30, 2012;

  the collective agreement between the United Steel Workers of America (USWA) and Nordia Inc. covering approximately 775 craft employees will expire on December 31, 2012;

  the collective agreement between the CEP and Bell Aliant Regional Communications Inc. covering approximately 155 clerical employees will expire on May 31, 2012;

  the collective agreement between the CEP and Bell Media Inc. for TV station CFCF covering approximately 140 craft employees will expire on December 31, 2012; and

  the collective agreement between the USWA and The Source (Bell) Electronics Inc. covering approximately 125 employees will expire on April 30, 2012.

In addition, the following describes the status of collective agreements covering 100 or more employees that have already expired:

  the collective agreement between the CEP and Expertech Network Installation Inc. (Expertech) covering approximately 1,360 craft employees expired on November 30, 2011. A collective agreement proposal was tabled for ratification and was rejected by a majority of the employees on February 7, 2012;

  the collective agreement between the CEP and Bell Aliant LP covering approximately 650 craft employees expired on November 30, 2011. Negotiations are ongoing; and

  a notice to bargain has been served for the following Bell Media collective agreements and bargaining will begin in the coming weeks or is already under way:

    the collective agreement between the CEP and CTV Agincourt covering approximately 490 craft employees; and
    the collective agreement between the CEP and CTV Calgary/Edmonton (Alberta) covering approximately 290 craft employees.

The CEP was certified on March 1, 2011 to represent approximately 105 Bell TV broadcast employees working in the Toronto region of Ontario. Notice to bargain was served on April 4, 2011 and bargaining of a first collective agreement is ongoing.

13.   If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

We have significant cash requirements to implement our business plan and meet our financial obligations. These cash requirements may be adversely affected by the risks associated with our contingencies, off-balance sheet arrangements and assumptions built into our business and financial plans. Our ability to meet our cash requirements and provide for planned growth depends on our having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to competitive, technological, economic, financial, regulatory and other risk factors described in this document, many of which are not within our control. Also, the amount of working capital available to operate our business and our ability to achieve our working capital objectives could be adversely impacted by the quality of, and our level of success in collecting, accounts receivable through the use of our employees, systems and technology.

In general, our capital needs are funded from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets (including the sale of accounts receivable).

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. An increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us (including through equity offerings). Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper programs, are with various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts as a result of the risk factors mentioned herein or as a result of the risks associated with changes in the bank market itself resulting from increased capitalization regulations, reduced lending activity or a reduction in the number of banks providing such services.

If we cannot raise the capital we need to implement our business plan or meet our financial obligations upon acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

14.   We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

Legacy circuit-based infrastructures are difficult and expensive to operate and to maintain. We are in the process of migrating voice and data traffic from our legacy core circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that are based on circuit-based infrastructure and which have very low customer demand. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will have to maintain the operational status of the affected legacy infrastructures longer than initially planned and we will not be able to achieve the efficiencies and related savings as expected which may have an adverse effect on our financial performance.

15.   Satellites used by Bell TV are subject to significant operational risks and satellites that are not yet built are subject to construction and launch delays that could have an adverse effect on Bell TV’s business and financial performance.

In conjunction with the sale by BCE Inc. of its subsidiary Telesat Canada (Telesat) on October 31, 2007, a set of commercial arrangements between Telesat and Bell TV were put into place that provide Bell TV access to satellite capacity. Pursuant to these commercial arrangements, Bell TV currently uses three satellites. Telesat operates or directs the operation of these satellites. In addition, Bell TV is expected to use Telesat’s Nimiq 6 satellite which is scheduled to be launched in mid-2012.

Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.

Any loss, failure, manufacturing defect, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and financial performance and could result in many customers terminating their subscription to Bell TV’s DTH satellite television service.

In addition, there are certain risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals, and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell TV’s ability to launch new services and reduce the competitiveness of its television services, and may adversely affect our financial performance.

16.   The theft of our satellite television services has an adverse effect on Bell TV’s business and financial performance.

Bell TV faces a loss of revenue resulting from the theft of its services. As is the case for all other television distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services has an adverse effect on Bell TV’s business and financial performance.

As disclosed in the section Legal Proceedings contained in BCE Inc.’s annual information form for the year ended December 31, 2010 dated March 10, 2011, as subsequently updated in BCE Inc.’s MD&A for the third quarter of 2011 dated November 2, 2011, a competitor sued Bell TV alleging that it has been injured by Bell TV’s failure to implement appropriate security procedures with respect to its satellite signal. The competitor now seeks the payment by Bell TV of damages of approximately $170 million. The trial ended on January 12, 2012 and judgment will follow. An adverse outcome of this litigation would negatively affect Bell TV’s financial performance.

17.   Bell Media’s revenues are significantly dependent on the sale of advertising.

A large part of Bell Media’s revenues from its television and radio broadcasting businesses is derived from the sale of advertising. In addition to the previously discussed impact on the demand for advertising from prevailing economic conditions, most of Bell Media’s advertising contracts are short-term and are cancellable on relatively short notice. Furthermore, as previously discussed, Bell Media’s advertising revenues are also affected by competitive pressures and, as discussed below, technological changes.

There can be no assurance that Bell Media’s television and radio programming will be successful in attracting and retaining viewers and listeners given the unpredictability and volatility of viewer and listener preferences, competitive programming from other channels and stations and an increasing number of alternate forms of entertainment. Significant advertisers base a substantial part of their purchasing decisions on audience ratings. If Bell Media’s television and radio ratings were to decrease substantially, Bell Media’s advertising sales volumes and rates which it charges advertisers could be adversely affected.

18.   Bell Media’s specialty television business is significantly dependent on broadcasting distribution undertakings to distribute its specialty television services.

Bell Media’s specialty television business is dependent on BDUs to distribute its specialty television services. A significant majority of Bell Media’s specialty television viewers are served by a small number of distributors. Many of the distribution agreements between Bell Media and its key distributors are presently expired. There could be a negative impact on Bell Media’s business and revenues if agreements with distributors are not renewed on favourable terms and conditions.

19.   New technology and increasing fragmentation in television and radio markets could have an adverse effect on Bell Media’s business and financial performance.

Television and radio advertising revenue largely depends on the potential audience size and the attractiveness of programming in a given market. The market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers. New technologies and alternate distribution platforms such as video-on-demand, personal video/audio platforms, video and audio services over the Internet and mobile devices and satellite radio could influence changes in consumer behaviour and patterns resulting in a negative impact on the audience size of our broadcast services. In addition, the increasing use of personal video recorders could influence Bell Media’s capability to generate television advertising revenues as viewers are more capable of skipping broadcast advertising. As a result, there is no assurance that Bell Media will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Additionally, new technologies and changes in broadcasting standards could result in the need to invest in the improvement or replacement of our current equipment and platforms. This could require us to incur significant unplanned expenses.

20.   Bell Media could be required to pay additional royalties under licences pursuant to the Copyright Act.

Bell Media’s radio, conventional television and specialty television undertakings rely upon licences under the Copyright Act in order to make use of the music component of the programming distributed by these undertakings. Under these licences, Bell Media is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners in such music components. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

The levels of royalties payable by Bell Media are subject to change upon application by the collecting societies and approval by the Copyright Board The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and purposes. Any such amendments could result in Bell Media’s broadcasting undertakings being required to pay additional royalties for these licences.

21.   Health concerns about radiofrequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

A large number of studies have been performed over the last two decades to assess whether wireless networks, base stations or mobile phones pose a potential health risk. Certain studies indicated that radiofrequency emissions may be linked to certain medical conditions, while other studies could not establish such a link between adverse health effects and low level, long-term exposure to radiofrequency emissions. In May 2011, a working group of the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans. The IARC noted that a positive association has been observed between exposure to use of mobile phones and certain brain cancers, for which a causal interpretation is considered to be credible, but that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC has classified 267 items as possibly carcinogenic to humans, including chloroform, coffee and nickel. The IARC called for additional research into long-term heavy use of mobile phones and, pending the availability of this additional research, recommended that pragmatic measures be taken to reduce exposure, such as use of hands-free devices or texting. There can be no assurance that future health studies or government regulations concerning radiofrequency emissions will not have an adverse effect on our business and financial performance.

Increasing concern over the use of wireless phones and the possible related health risks is expected to put additional pressure on the wireless communications industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. Actual or perceived health risks of using wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, higher costs as a result of modifying handsets, relocating wireless towers or addressing incremental legal requirements, product liability lawsuits or less outside financing being available to the wireless communications industry. In addition, public protest could result in a slower deployment of, or our inability to deploy, new wireless networks, towers and antennas. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable safety requirements. Epidemics, pandemics and other health risks could also occur which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and financial performance.

22.   Our business depends on the performance of, and our ability to retain, our employees.

Our business depends on the efforts, abilities, engagement and expertise of our employees and, more specifically, of our senior executives and other key employees. Competition for highly skilled management and customer service employees is intense in our industry. In addition, the increasing technical complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources. Our failure to appropriately train, motivate, remunerate and deploy employees under strong leadership on initiatives that further our strategic imperatives could have an adverse impact on our ability to attract and retain talent and drive performance across the organization.

A key component of our retention strategy for our key personnel lies in our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. There can be no assurance that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have compensation programs in place designed to help retain and motivate these individuals, we cannot prevent them from terminating their employment with us.

Finally, deterioration in employee morale and engagement resulting from continuing staff reductions, reorganizations and ongoing cost reductions could also adversely affect our business and financial results.

23.   BCE Inc. is dependent on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including its direct ownership of the equity of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE Inc.’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.

24.   We cannot guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

The board of directors of BCE Inc. reviews from time to time the adequacy of BCE Inc.’s dividend policy. On February 10, 2009, the board of directors of BCE Inc. adopted a common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS. This dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors and, consequently, there can be no guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

25.   A major decline in the market price of BCE Inc.’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

26.   The expected timing and completion of our proposed acquisition of an interest in MLSE is subject to closing conditions and other risks and uncertainties.

The expected timing and completion of the proposed acquisition by BCE Inc. of an interest in MLSE is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory and sports league approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated. There can be no assurance that the strategic benefits expected to result from the transaction will be fully realized.

IV.	RISK MANAGEMENT PRACTICES

BCE Inc.’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, the risk of failure to achieve our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business.

We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and, where necessary, develop mitigation plans. The risk information generated is reviewed with senior management and BCE Inc.’s board of directors in evaluating the business plans for each of the business units and BCE as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes in BCE. Throughout the year the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis the Internal Audit group reports to the Audit Committee on the results of its internal audits and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.

The Audit Committee considers the effectiveness of the operation of our internal control procedures, reviewing reports from the Internal Audit group and BCE Inc.’s external auditors. The Audit Committee reports its conclusions to BCE Inc.’s board of directors.